

Mail Stop 4631

October 6, 2009

Via U.S. mail and facsimile

Ms. Lucie Presot
VP & CFO
Dundee Corporation
1 Adelaide Street East, 28<sup>th</sup> Floor
Toronto, Ontario, Canada M5C 2V9

      **RE:    Form 40-F for the fiscal year ended December 31, 2008**
              **Form 6-K filed on August 13, 2009**
              **File No. 0-25542**

Dear Ms. Presot:

      We have reviewed your response letter dated September 15, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p align="center">FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2008</p>

General

1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. If your accounting under Canadian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote.

Notes to the Financial Statements

Note 13.  Corporate Debt, page 30

2.  We note your response to prior comment 4 in our letter dated June 8, 2009.
Please help us further understand the appropriateness of how you determined the
fair value of the embedded derivative under both US and Canadian GAAP.  Your
response indicates that the fair value was determined solely based on the amount
of your obligation to deliver Dundee REIT units on the exercise of the Exchange
feature, which appears to be determined by the number of units that the
debentures could be converted into multiplied by the current trading value.  Please
identify an appropriate pricing model to support your fair value of the embedded
derivative and identify the key inputs such as the volatility in the trading value of
the REIT units and the life of the conversion feature.  Refer to paragraph 17 of
SFAS 133.  In addition, please clarify your disclosures in your future filings as
your disclosures on page 55 of Exhibit 99.4 of the Form 6-K filed on August 13,
2009 do not appear to indicate that you are separately accounting for the
embedded derivative.

Note 29 - Differences Between Canadian and United States Generally Accepted
Principles, page 59

3.  We note your response to prior comment 7 in our letter dated June 8, 2009.  Given
the guidance in paragraphs 23 and 27 of SFAS 95, we continue to believe that
sales commission payments should be classified as operating activities for US
GAAP purposes.  In future filings, please provide statements of cash flow
information for US GAAP purposes that reflects sales commissions incurred
within cash flows from operating activities for all periods presented.  It does not
appear that the classification of these cash flows would be different under
Canadian GAAP.  Please supplementally confirm that the company will make this
change in its future filings.

4.  We note your response to prior comment 9 in our letter dated June 8, 2009.  The
ABCP investments were transferred to DundeeWealth prior to the sale of Dundee
Bank of Canada and as such do not appear to be part of the "component of an
entity" that was sold.  Pursuant to paragraph 43 of SFAS 144, only the results of
operations of the component that has been disposed of or is classified as held for
sale shall be reported as discontinued operations.  Given that the ABCP
investments were not part of the operations which were discontinued, we continue
to believe that the ABCP investment impairment provision should have been
presented within net (loss) earnings from continuing operations under US
GAAP. Correspondingly, any income and expenses related to ABCP investments
should also have been included in net (loss) earnings from continuing operations
under US GAAP.  However, since your presentation of these losses as

discontinued operations was in 2007 and your results of operations for that period will not be presented in your Form 40-F for the year ended December 31, 2009, we will not insist that the company amend its December 31, 2008 Form 40-F. Nonetheless, please note that for any similar transaction that arises in the future, we would expect you to present similar gains and losses within continuing operations.

FORM 6-K FILED ON AUGUST 13, 2009

Exhibit 99.4

Note 19.  Financial Instruments and Capital Management, page 55

Restructured Asset-Backed Commercial Paper, page 57

5. On January 21, 2009, as part of the restructuring plan granted by the Superior Court of Ontario, DundeeWealth received longer-term, floating rate notes.  DundeeWealth has classified these notes as held-for-trading and there are currently no market quotations available for the notes.  Consistent with methodologies applied to determine fair value of these financial assets at December 31, 2008, DundeeWealth applied a valuation approach using publicly available information to determine the type and characteristics of assets in each of the affected trusts.  Please help us further understand how you account for your investment in these notes for US GAAP purposes, including whether you classify them as trading pursuant to SFAS 115.  If so, please tell us how you determined that they have readily determinable fair values pursuant to paragraph 3 of SFAS 115 as well as how you determined they should be classified as trading based on the guidance in paragraph 12(a) of SFAS 115.

6. At June 30, 2009, DundeeWealth determined that the fair value of the floating rate notes was $172,761,000, reflecting market appreciation of $46,047,000 over their carrying value.  These disclosures indicate that the carrying value of the floating rate notes was $126,714,000.  Your disclosures on page 45 indicate that the fair value of the asset-backed commercial paper at December 31, 2008 was $169,478,000.  We also note that the asset-backed commercial paper was accounted for as available-for-sale securities prior to the exchange.  Please provide us with a comprehensive explanation of how you accounted for the exchange of the asset-backed commercial paper for the longer-term floating rate notes on January 21, 2009.  Your explanation should include whether you recorded a gain or loss on the transaction and how you arrived at any gain or loss amounts.  Please also address your consideration of any amounts included in accumulated other comprehensive income related to the asset-backed commercial paper in arriving at any gain or loss amounts.

7. You recorded fair value adjustments of $36.6 million and pre-tax earnings of $54.2 million for the six months ended June 30, 2009. You recorded fair value adjustments of $45.6 million and pre-tax earnings of $71.9 million for the three months ended June 30, 2009. Given the significance of these adjustments to your pre-tax earnings as well as that the majority of the adjustments appear to be related to the floating rate notes, please consider further expanding your disclosures regarding how you determine the fair value of these notes. In this regard, please consider providing the following in your disclosures:

- A more detailed description of the specific valuation techniques or models used as well as any material changes made during the reporting period to those techniques or models, why the changes were made, and, to the extent possible, the quantitative effect of those changes;
- To the extent material, a discussion of the extent to which, and how, relevant market indices were used in applying the techniques or models. Consider describing any material adjustments made during the reporting period to the fair value based on market indices and your reasons for making those adjustments;
- A discussion of your consideration of the liquidity of these notes in arriving at fair value estimates;
- A discussion of how the techniques or models used are validated;
- A discussion of how sensitive the fair value estimates are to the significant inputs the technique or model uses;
- If material, a discussion of how increases and decreases in the aggregate fair value may affect your liquidity and capital resources; and
- You state that DundeeWealth's valuation methodology was based on incomplete information. Please further explain how it was incomplete and your consideration of this factor in determining fair value.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal matters.  Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief